December 8, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3720
Attention:	David Burton Kate Tillan Laura S. Crotty Dorrie Yale

Re:	Nanobiotix S.A.
Registration Statement on Form F-1 (File No. 333-250707)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Nanobiotix S.A. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on December 10, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Jones Day, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 7, 2020:

(i)	Dates of distribution: December 7, 2020 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately: 822

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: none

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

JEFFERIES LLC
EVERCORE GROUP, L.L.C.
UBS SECURITIES LLC
JEFFERIES INTERNATIONAL LTD
GILBERT DUPONT SNC

As representative of the Underwriters listed in Schedule A of the Underwriting Agreement

By:	Jefferies LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

By:	Evercore Group, .L.L.C.

By:	/s/ Francois Maisonrouge
Name: Francois Maisonrouge
Title: Senior Managing Director

By:	UBS Securities LLC

By:	/s/ Arun Master
Name: Arun Master
Title: Managing Director

By:	UBS Securities LLC

By:	/s/ Christian Parrish
Name: Christian Parrish
Title: Director

By:	Jefferies International LTD

By:	/s/ Gil Bar-Nahum
Name: Gil Bar-Nahum
Title: Managing Director

By:	Gilbert Dupont SNC

By:	/s/ Pascal MATHIEU
Name: Pascal MATHIEU
Title: CEO

Signature Page to Nanobiotix S.A.. Acceleration Request